SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Andresmin Gold Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

034422 20 4
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada   V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 4, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 034422 20 4                             13D                                            Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ian Brodie
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Intructions) PF (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 12,575,000(1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 12,575,000(1)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,575,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.61%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Ian Brodie has sole voting and dispositive power of 10,575,000 shares which he directly owns and 2,000,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Ian Brodie.

CUSIP NO.: 034422 20 4                                         13D                            Page 3 of 5 Pages

Item 1.             SECURITY AND ISSUER

                        The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Andresmin Gold Corp., a corporation organized under the laws of the State of Montana (the "Issuer").  The Issuer’s registered office is 5320 Flat Iron, P.O.Box 1250, Browning, Montana   59417.  The address of the principal executive offices of the Issuer is Calle Jose Gonzales 671-675 Miraflores, Lima 18, Peru.

Item 2.             IDENTITY AND BACKGROUND

                        (a) – (c)

                       Ian Brodie’s principal occupation is President of Westin Capital Inc. and a director of the Issuer.  Mr. Brodie’s residential address is 3435 West 30th Ave., Vancouver, British Columbia, Canada  V6S 1W3.

                        (d) – (f)

                        During the last five years, Mr. Ian Brodie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Mr. Brodie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        Mr. Brodie is a Canadian citizen.

Item 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                       Pursuant to a Stock Option Agreement dated February 4, 2005, between Mr. Ian Brodie and the Issuer, the Issuer granted 2,000,000 stock options to Mr. Brodie to acquire up to 2,000,000 shares of Common Stock of the Issuer at a price of $0.61 per share.  Mr. Brodie currently owns 10,575,000 shares of Common Stock (on a post forward split basis) of the Issuer, constituting approximately 10.82% of the Issuer’s outstanding capital stock. This percentage is based on 97,732,044 of the Issuer’s shares of Common Stock issued and outstanding, without taking into account the exercise or assuming the exercise of his stock options.

Item 4.             PURPOSE OF TRANSACTION

                        Mr. Ian Brodie is currently holding the shares for investment purposes. Mr. Ian Brodie has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

CUSIP NO.: 034422 20 4                                         13D                            Page 4 of 5 Pages

Item 5.             INTEREST IN SECURITIES OF THE ISSUER

                       (a)  Mr. Ian Brodie directly owns 10,575,000 shares of Common Stock of the Issuer which represents approximately 10.82% of the outstanding Common Stock of the Issuer.  This percentage is based on 97,732,044 shares of Common Stock issued and outstanding as at June 1, 2005.  In addition, Mr. Brodie beneficially owns 2,000,000 shares underlying stock options which have vested and are exercisable within 60 days.

                       (b)  Mr. Ian Brodie has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 10,575,000 shares of Common Stock which he directly owns and 2,000,000 shares underlying stock options which have vested and are exercisable within 60 days.

                       (c)  Except as otherwise described herein, and to the knowledge of Mr. Ian Brodie, Mr. Brodie has not affected any transaction in the Common Stock during the past sixty (60) days.

                       (d)  Except as otherwise described herein, and to the knowledge of Mr. Ian Brodie, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Ian Brodie.

                       (e)  It is inapplicable for the purpose herein to state the date on which Mr. Ian Brodie ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                        Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ian Brodie and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ian Brodie.

Item 7.             MATERIAL TO BE FILED AS EXHIBITS

                        Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 034422 20 4                                         13D                            Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2005                                                                             /s/ Ian Brodie
                                                                                                                 Ian Brodie